Exhibit 99.1
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1	Identity of Company

1.1	Name and Address of Company

Gerdau Ameristeel Corporation 1801 Hopkins Street South Whitby, Ontario L1N 5T1

1.2	Executive Officer

Barbara R. Smith, Vice President, Finance and Chief Financial Officer (813) 319-4324

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Pursuant to a merger agreement dated July 10, 2007, Gerdau Ameristeel Corporation (the “Company”) agreed that it would, at the effective time of the merger, acquire all of the issued and outstanding shares of common stock of Chaparral Steel Company (“Chaparral”), other than (i) shares of common stock held by the Company or GCV Inc. (“GCV”), an indirect wholly-owned subsidiary of the Company, or any wholly-owned subsidiary of the Company or GCV, (ii) shares of common stock held in the treasury of Chaparral or by any wholly-owned subsidiary of Chaparral, and (iii) shares of common stock owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, for US$86.00 per share, or an aggregate of US$4.23 billion. On September 12, 2007, Chaparral’s shareholders approved the merger at a special shareholder meeting, and on September 14, 2007, the Company announced that it had completed the acquisition of Chaparral.

Chaparral’s facilities consist of two mini-mills and two steel scrap recycling facilities, located in Petersburg, Virginia and Midlothian, Texas.

Additional disclosure regarding the Chaparral acquisition can be found in the Company’s material change reports dated July 10, 2007 and September 21, 2007 and the Agreement and Plan of Merger dated July 10, 2007, all of which are filed on SEDAR.

2.2	Date of Acquisition

September 14, 2007

2.3	Consideration

The purchase price for the acquired shares of Chaparral was US$86.00 per share or an aggregate of US$4.23 billion.

The purchase price and associated expenses were financed, in part, by a US$1.15 billion Bridge Loan Facility and a US$2.75 billion Term Loan Facility which were provided by two separate international syndicates of banks, each arranged by ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. Subsidiaries of the Company are the borrowers under the facilities.

The Bridge Loan Facility matures 90 days from closing (with an option to extend for a further 90 days) and the Term Loan Facility has tranches maturing five and six years from closing. Gerdau S.A., a 67%

shareholder of the Company, and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of the Company or its subsidiaries.

2.4	Effect on Financial Position

None

2.5	Prior Valuations

None

2.6	Parties to Transaction

The acquisition was completed by way of a merger of GCV with and into Chaparral. Prior to the effective time of the merger, Chaparral was unrelated to the Company and was not an “informed person”, associate or affiliate of the Company.

2.7	Date of Report

October 11, 2007

Item 3	Financial Statements

The following financial statements attached as Schedule “A” hereto are included in this business acquisition report:
(i)	audited U.S. GAAP consolidated financial statements of Chaparral as of May 31, 2006 and 2007 and for the three years ended May 31, 2007 and the auditor’s report thereon; and

(ii)	unaudited U.S. GAAP pro forma combined financial statements of the Company as at and for the six months ended June 30, 2007, and for the year ended December 31, 2006.
Forward Looking Statements

This report contains forward looking statements with respect to the Company, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially form those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Schedule “A”

Audited U.S. GAAP Consolidated Financial Statements of Chaparral

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Chaparral Steel Company
     We have audited the accompanying consolidated balance sheets of Chaparral Steel Company and subsidiaries (the Company) as of May 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chaparral Steel Company and subsidiaries at May 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, in fiscal year 2007 the Company adopted Statement of Financial Accounting Standard No. 123(R) “Share-Based Payment.”

/s/ Ernst & Young LLP
Dallas, Texas
July 20, 2007

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	May 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$47,002	$42,583
Short-term investments	396,400	164,000
Accounts receivable-net	190,539	159,721
Inventories	206,826	159,803
Prepaid expenses and other current assets	5,183	7,465

Total current assets	845,950	533,572

Other assets:
Goodwill	85,166	85,166
Investments and deferred charges	18,611	16,807

	103,777	101,973

Property, plant and equipment:
Land and land improvements	97,162	96,926
Buildings	57,862	55,570
Machinery and equipment	1,046,385	1,032,697
Construction in progress	31,281	28,867

	1,232,690	1,214,060
Less depreciation	664,676	620,083

	568,014	593,977

	$1,517,741	$1,229,522

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$74,795	$49,979
Accrued wages, taxes and other liabilities	64,381	55,392

Total current liabilities	139,176	105,371

Deferred income taxes and other credits	149,784	155,645

Long-term debt	300,000	300,000

Stockholders’ equity:
Common stock, $0.01 par value	472	462
Additional paid-in capital	722,121	707,573
Retained earnings (deficit)	215,783	(39,529)
Treasury stock	(9,595)	—

Total stockholders’ equity	928,781	668,506

	$1,517,741	$1,229,522

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended May 31,
	2007	2006	2005
Net sales	$1,722,918	$1,466,729	$1,116,376
Costs and expenses (income):
Cost of products sold	1,247,380	1,161,173	925,766
Selling, general and administrative	57,076	46,652	28,730
Interest	31,805	32,015	47,275
Other income, net	(20,073)	(12,457)	(5,605)

	1,316,188	1,227,383	996,166

Income before income taxes	406,730	239,346	120,210
Income taxes	137,436	82,210	42,090

Net income	$269,294	$157,136	$78,120

Earnings per share:
Basic	$5.78	$3.43	$1.71

Diluted	$5.57	$3.32	$1.71

Average shares outstanding:
Basic	46,534	45,839	45,607

Diluted	48,312	47,323	45,607

Cash dividends per share	$.30	$—	$—

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended May 31,
	2007	2006	2005
Operating activities:
Net income	$269,294	$157,136	$78,120
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	47,958	50,116	48,881
Deferred income taxes	(6,337)	741	33,572
Stock compensation expense	3,755	698	24
Other-net	(691)	1,852	800
Changes in operating assets and liabilities
Accounts receivable-net	(30,818)	(32,338)	(24,211)
Inventories	(47,023)	86,420	(69,063)
Prepaid expenses and other current assets	2,029	3,914	(4,290)
Accounts payable	24,816	(39,001)	33,920
Accrued wages, taxes and other liabilities	8,742	35,912	3,548
Other credits	1,726	5,651	16
Receivable from or payable to TXI	—	(10,286)	(76,227)

Net cash provided by operating activities	273,451	260,815	25,090

Investing activities:
Capital expenditures	(22,184)	(16,424)	(26,581)
Purchases of short-term investments	(14,235,695)	(3,162,385)	—
Sales of short-term investments	14,003,295	2,998,385	—
Other-net	(926)	(914)	(395)

Net cash used by investing activities	(255,510)	(181,338)	(26,976)

Financing activities:
Long-term borrowings	—	350,000	—
Debt retirements	—	(50,000)	—
Debt issuance costs	—	(9,500)	—
Dividend paid to Texas Industries, Inc.	—	(341,139)	—
Issuance of common stock	4,748	2,121	1
Tax benefit from exercise of stock options	5,258	2,337	2,597
Common dividends paid	(13,982)	—	—
Acquisitions of treasury stock	(9,546)	—	—

Net cash provided (used) by financing activities	(13,522)	(46,181)	2,598

Increase in cash and cash equivalents	4,419	33,296	712

Cash and cash equivalents at beginning of period	42,583	9,287	8,575

Cash and cash equivalents at end of period	$47,002	$42,583	$9,287

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except per share data)

		Additional	Retained		Total
	Common	Paid-in	Earnings	Treasury	Stockholders’
	Stock	Capital	(Deficit)	Stock	Equity
May 31, 2004	$—	$204,447	$66,354	$—	$270,801
Net income	—	—	78,120	—	78,120
Issuance of common stock to parent	456	(455)	—	—	1
Tax benefit from exercise of stock options	—	2,598	—	—	2,598

May 31, 2005	456	206,590	144,474	—	351,520
Net income	—	—	157,136	—	157,136
Contribution by Texas Industries, Inc.	—	496,096	—	—	496,096
Dividend paid to Texas Industries, Inc.	—	—	(341,139)	—	(341,139)
Restricted stock amortization	—	406	—	—	406
Issuance of common stock for options	6	2,144	—	—	2,150
Tax benefit from exercise of stock options	—	2,337	—	—	2,337

May 31, 2006	462	707,573	(39,529)	—	668,506
Net income	—	—	269,294	—	269,294
Adjustment of prior contribution by Texas Industries, Inc.	—	1,104	—	—	1,104
Stock-based compensation	—	3,319	—	—	3,319
Stock award issued	—	80	—	—	80
Issuance of common stock for options	10	4,787	—	(49)	4,748
Tax benefit from exercise of stock options and awards	—	5,258	—	—	5,258
Common stock dividends paid, $.30 per share	—	—	(13,982)	—	(13,982)
Acquisitions of treasury stock	—	—	—	(9,546)	(9,546)

May 31, 2007	$472	$722,121	$215,783	$(9,595)	$928,781

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     1. Description of Business and Basis of Presentation
     Chaparral Steel Company and its subsidiaries (the “Company”) is a leading supplier of structural steel and steel bar products through a single business segment. The Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds and reinforcing bar from facilities located in Texas and Virginia. Structural steel products include wide flange beams, piling products, channels and other shapes. The Company sells to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries. The Company’s products are marketed throughout the United States, Canada and Mexico, and to a limited extent in Europe. At May 31, 2007, all of the Company’s long-lived assets were located in the United States.
     On July 29, 2005, Texas Industries, Inc. and its subsidiaries (“TXI”) completed the spin-off of its steel business to TXI stockholders in the form of a pro-rata, tax-free dividend of one share of the Company’s common stock for each share of TXI stock owned on July 20, 2005. Although pursuant to the Company’s separation and distribution agreement with TXI and certain ancillary agreements, TXI has agreed to indemnify the Company against certain liabilities and the Company has agreed to indemnify TXI against certain liabilities, TXI has no further ownership interest in the Company and the Company has no ownership interest in TXI. In addition, the Company is not a guarantor of any of TXI’s indebtedness and TXI is not a guarantor of any of the Company’s indebtedness. The Company’s relationship with TXI is now governed by the separation and distribution agreement and the ancillary agreements described in that agreement. The terms of the agreements are more fully described in Note 9 “Legal Proceedings and Contingent Liabilities.’’ At various times, items of intercompany indebtedness were settled by and among the Company and the Company’s subsidiaries and TXI and its subsidiaries. These intercompany accounts were settled through offsets, contributions of such indebtedness to the Company’s capital and other non-cash transfers. During the year ended May 31, 2007, an adjustment of $1.1 million was recorded increasing the previous contributions to the Company’s capital by TXI.
     For all periods prior to the spin-off, the Company’s costs include the allocation of certain corporate expenses from TXI. TXI’s corporate expenses have been allocated to the Company based on either the percentage of time employees spent performing services for the Company or specifically identified costs incurred by TXI for the Company. Management believes that the allocations were made on a reasonable basis. However, the consolidated financial statements for periods prior to the spin off may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future, nor is it practical for management to estimate what the financial position, results of operations or cash flows would have been if the Company had been an independent, public company for the historical periods presented.
     On July 12, 2006, the Company’s board of directors approved a stock split effected in the form of a 100% common stock dividend which was distributed on September 1, 2006 to stockholders of record on August 15, 2006. The historical share and per share amounts have been retroactively adjusted to reflect the stock dividend for all periods presented.
     2. Summary of Significant Accounting Policies
     Principles of Consolidation. The consolidated financial statements include the accounts of Chaparral Steel Company and all subsidiaries.
     Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.
     Fair Value of Financial Instruments. The estimated fair value of each class of financial instruments as of May 31, 2007 and May 31, 2006 approximates its carrying value except for the Senior Notes having a fixed interest rate at May 31, 2007. The fair value of the Senior Notes at May 31, 2007, estimated based on quoted market prices, was $334.5 million compared to the carrying amount of $300.0 million.

     Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.
     Short-term Investments. Short-term investments consist of Auction Rate Securities (“ARS”). At May 31, 2007, these ARS have remaining stated maturities which range from 5 months to 34 years, but have their interest rates reset at predetermined intervals, typically less than 30 days, through an auction process. The Company invests in high credit quality instruments of political subdivisions of states with an active resale market to ensure liquidity and the ability to readily convert these investments into cash to fund current operations or satisfy other cash requirements as needed. Accordingly, the Company classified all these securities as available-for-sale and as current assets in the accompanying consolidated balance sheet as of May 31, 2007. The ARS are stated at cost which approximates fair value based on market quotes. Net unrealized gains and losses, net of deferred taxes, have not been significant. The Company limits the amount of credit exposure to any one issuer. The Company expects that the majority of its short-term investments will be sold within one year, regardless of legal maturity date. Purchases and sales activity of ARS are presented as cash flows from investing activities in the consolidated statements of cash flows.
     Accounts Receivable. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on historical default rates and current economic trends. The reserve is increased if it is anticipated that a specific customer will be unable to make required payments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across geographical areas. No single customer represented more than 10% of the Company’s total consolidated revenues in fiscal year 2007.
     Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.
     Legal Contingencies. The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.
     Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors.
     Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. The Company assigns each fixed asset a useful life generally ranging from 5 to 7 years for mobile and other equipment, 10 to 20 years for machinery and equipment and 20 to 40 years for buildings and land improvements. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish facilities are amortized over the benefited period, typically 12 months. Such deferred amounts are included in prepaid expenses and other current assets on the consolidated balance sheets and amounted to $1.3 million at May 31, 2007 and $3.4 million at May 31, 2006.
     Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. At May 31, 2007 and 2006, the fair value of the Company’s goodwill on the accompanying consolidated balance sheet related to its Texas operations exceeded its carrying value.
     Investments and Deferred Charges. Investments are composed primarily of life insurance contracts that may be used to fund certain Company benefit agreements. The contracts, recorded at their net cash surrender value, totaled $11.4 million at May 31, 2007 and $8.3 million at May 31, 2006. Deferred charges are composed primarily of debt issuance costs that totaled $7.2 million at May 31, 2007 and $8.5 million at May 31, 2006. The costs are associated with various debt issues and amortized over the term of the related debt.
     Other Credits. Other credits of $15.9 million at May 31, 2007 and $13.8 million at May 31, 2006 are composed primarily of liabilities related to the Company’s retirement plans, asset retirement obligations and deferred compensation agreements.
     Asset Retirement Obligations. Statement of Financial Accounting Standards (''SFAS’’) No. 143, ''Accounting for Asset Retirement Obligations, '' which applies to legal obligations associated with the retirement of long-lived assets, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.
     Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.
     Changes in asset retirement obligations for the year ended May 31, 2007 and May 31, 2006 are as follows (in thousands):

	May 31,	May 31,
	2007	2006
Balance at beginning of period	$1,040	$566
Accretion expense	120	96
Settlements	(46)	(49)
Revisions	—	427

Balance at end of period	$1,114	$1,040

     Net Sales. The Company sells products to a highly diversified customer base representing various steel consuming markets. A significant portion of the Company’s sales are to steel service centers, fabricators and processors. These customers typically act as intermediaries between steel producers and various end-user manufacturers that require further processing or inventory programs. The Company recognizes revenue when the goods are shipped and title and risk of loss transfer to the customer (FOB shipping point). The Company typically includes delivery fees in the amount it bills customers to the extent needed to recover the Company’s cost of freight and delivery. Net sales from other products were generated from the Company’s metals separation operation. The following table summarizes the Company’s net sales by product line.

	Year Ended May 31,
	2007	2006	2005
		(in thousands)
Net sales
Structural mills	$1,352,961	$1,103,075	$790,789
Bar mill	221,495	239,886	238,934
Other products	57,978	41,871	32,254
Delivery fees	90,484	81,897	54,399

	$1,722,918	$1,466,729	$1,116,376

     Sales to customers located outside of the United States represented 13.9%, 11.4% and 12.7% of the Company’s net sales in 2007, 2006, 2005, respectively. These customers were primarily located in Canada and Mexico, with no individual foreign country accounting for more than 10% of the Company’s net sales in any of the periods presented.

     Other Income. Interest income was $12.5 million, $3.4 million and none in 2007, 2006 and 2005, respectively. Other income in 2007 includes $4.1 million of insurance recovery from a business interruption claim stemming from an outage of the rolling mill at the Company’s Virginia facility that occurred during the three months ended August 31, 2006.
     Income Taxes. The Company uses the liability method of recognizing and classifying deferred income taxes. The Company and its subsidiaries were included in the consolidated income tax returns of TXI for periods prior to the spin-off and will file stand alone returns for subsequent periods. However, the provision for income taxes for the periods presented has been determined as if the Company had filed separate tax returns. The Company provides valuation allowances to reduce deferred tax assets when management cannot conclude that it is more likely than not such amounts will be realized.
     Earnings per share (“EPS”). Basic EPS is computed by adjusting net income for the participation in earnings of unvested restricted shares outstanding, then dividing by the weighted-average number of common shares outstanding during the period including contingently issuable shares and excluding outstanding unvested restricted shares. Contingently issuable shares relate to former deferred compensation agreements in which directors elected to defer annual and meeting fees. During 2007, the Company issued 928,562 shares of common stock as a result of the exercise of stock options, 9,666 shares of common stock as a result of non-employee director restricted stock awards and 2,530 shares of common stock as a result of an employee stock award and acquired 214,903 shares of common stock. Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of stock options and other equity-based awards. For periods prior to the spin-off, EPS has been computed based on the number of shares of the Company’s common stock issued to TXI as of July 29, 2005.

In thousands except per share data	2007	2006	2005
Basic earnings:
Net income	$269,294	$157,136	$78,120
Unvested restricted share participation	(214)	(13)	—

Basic income	$269,080	$157,123	$78,120

Dilutive earnings:
Net income	$269,294	$157,136	$78,120
Unvested restricted share participation	(206)	(13)	—

Basic income	$269,088	$157,123	$78,120

Shares:
Weighted-average shares outstanding	46,464	45,743	45,608
Contingently issuable shares	107	106	—
Unvested restricted shares	(37)	(10)	—

Basic weighted-average shares	46,534	45,839	45,608
Dilutive stock options and other equity-based awards	1,778	1,484	—

Diluted weighted-average shares	48,312	47,323	45,608

Net income:
Basic earnings per share	$5.78	$3.43	$1.71

Diluted earnings per share	$5.57	$3.32	$1.71

     Stock-based Compensation. The Company’s employees and non-employee directors participate in stock compensation plans. The plans provide for the granting of incentive and non-qualified stock options, restricted stock and other equity-based incentive awards for officers, key employees and non-employee directors. Prior to the spin-off, the Company’s employees and certain non-employee directors participated in TXI’s stock compensation plans.
     The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period. The average stock price on the date of grant is used to determine the fair value of restricted stock awards paid.

     Effective June 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123(R), ''Share-Based Payments,’’ (“SFAS No. 123(R)”) using the modified prospective application method. Under this modified prospective method, compensation cost recognized for the year ended May 31, 2007 includes the applicable amounts of compensation cost of stock-based payments granted prior to, but not vested as of June 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures. The impact of recognizing compensation expense related to stock options using the fair value recognition provisions of SFAS No. 123(R) for 2007 was $2.1 million (net of tax benefit of $0.5 million) or $0.05 per basic share and $0.04 per diluted share. The results for periods prior to June 1, 2006 have not been restated.
     SFAS No. 123(R) also requires that the benefits associated with tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts can not be estimated, because they depend on, among other things, when employees exercise stock options. For 2007, excess tax benefits recognized in financing cash flows were $5.3 million.
     Prior to June 1, 2006, the Company accounted for stock options using the intrinsic value method of accounting prescribed by APB Opinion (''APB’’) No. 25, ''Accounting for Stock Issued to Employees,’’ as allowed by Statement of Financial Accounting Standard (''SFAS’’) No. 123, ''Accounting for Stock-Based Compensation.’’ Generally, no expense was recognized related to the Company’s stock options because each option’s exercise price was set at the stock’s fair market value on the date the option was granted.
     For purposes of pro forma disclosures under SFAS 123 for the years ended May 31, 2006 and May 31, 2005, the estimated fair value of the stock options was assumed to be amortized to expense over the stock options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share were as follows (in thousands, except per share data):

	2006	2005
Net income
As reported	$157,136	$78,120
Stock-based compensation included in the determination of net income reported, net of tax	454	11
Fair value of stock-based compensation, net of tax	(1,271)	(20)

Pro forma	$156,319	$78,111

Net earnings per share-as reported
Basic	$3.43	$1.71

Diluted	$3.32	$1.71

Net earnings per share-pro forma
Basic	$3.41	$1.71

Diluted	$3.30	$1.71

     Recent Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 will be effective for the Company in the fiscal year beginning June 1, 2008. The Company is evaluating this interpretation, but does not presently anticipate its adoption will have a material impact on the Company’s consolidated financial statements.

     In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” The new rules will be effective for the Company in the fiscal year beginning June 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is evaluating this interpretation, but does not expect that its adoption will have a material impact on the Company’s consolidated financial statements.
     In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities” which will be effective for the Company in the fiscal year beginning June 1, 2007. This position statement eliminates the accrue-in-advance method of accounting for planned major maintenance activities. The adoption had no impact on the Company’s consolidated financial statements.
     3. Working Capital
     Working capital totaled $706.8 million at May 31, 2007 and $428.2 million at May 31, 2006.
     Short-term investments were $396.4 million at May 31, 2007 and $164.0 million at May 31, 2006 and consisted of auction rate securities all of which had stated maturities of over 10 years but have their interest rates reset at predetermined intervals, typically less than 30 days, through an auction process.
     Accounts receivable are presented net of allowances for doubtful receivables of $1.6 million at May 31, 2007 and $1.8 million at May 31, 2006 and net of allowances for returns and allowances of $0.5 million at May 31, 2007 and $0.4 million at May 31, 2006. Provisions (recoveries) for bad debts charged (credited) to expense were $0.4 million in 2007, ($0.2) million in 2006 and $0.9 in 2005. Amounts written off as uncollectible were $0.6 million in 2007, $0.2 million in 2006 and $0.6 in 2005. The Company had recorded an additional provision for returns and allowances charged to sales of $0.1 million in 2007. Accounts receivable at May 31, 2007 includes a $3.3 million federal income tax claim.
     Inventories consist of:

	May 31,
	2007	2006
	(in thousands)
Finished products	$66,042	$52,373
Work in process	20,834	15,348
Raw materials	30,209	16,952
Supplies	89,741	75,130

	$206,826	$159,803

     Inventories, excluding supplies, are stated at cost (not in excess of market) using the last-in, first-out (“LIFO”) method. If the average cost method (which approximates current replacement cost) had been used, these inventory values would have been higher by $71.5 million at May 31, 2007 and $51.5 million at May 31, 2006. During 2006, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs. The effect of the liquidation was to decrease cost of products sold by $11.2 million in 2006. Supplies primarily consist of rolls and molds, which are used in the manufacturing processes, and are carried at average cost.
     Effective June 1, 2006, the Company adopted SFAS No. 151, ''Inventory Costs, an amendment of ARB No. 43, Chapter 4.’’ This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in inventory. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard did not have a significant effect on the Company’s consolidated financial position or results of operations.

Accrued wages, taxes and other liabilities consist of:

	May 31,
	2007	2006
	(in thousands)
Employee wages and benefits	$36,011	$26,354
Current portion of deferred income taxes	1,351	—
Property taxes	3,198	3,135
Current income taxes payable	6,981	6,695
Interest payable	11,375	11,431
Other liabilities	5,465	7,777

	$64,381	$55,392

     4. Commitments
     The Company has entered into an agreement to purchase a minimum monthly amount of processed gases for use at its Texas facility at a base price adjusted quarterly based upon a percentage change in the producer price index. The gases are produced from a facility located at the Company’s Texas facility and owned and operated by an independent third-party. This agreement expires in August 2012. At May 31, 2007, the minimum monthly charge was approximately $0.4 million. The Company entered into a similar agreement to purchase processed gases for its Virginia facility with the same third-party which expires in December 2014. The agreement specifies that the Company will purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a similar formula. At May 31, 2007, the minimum monthly charge was approximately $0.1 million. The Company believes its minimum purchase requirements will be satisfied by its consumption of the products in the normal course of its business.
     The Company has entered into an agreement to purchase a minimum monthly amount of mill services at its Texas facility. This agreement expires in December 2014. At May 31, 2007, the minimum monthly charge was approximately $24,000. The Company has entered into a similar agreement to purchase a minimum monthly amount of mill services for its Virginia facility. This agreement expires in February 2011. At May 31, 2007, the minimum monthly charge was approximately $0.4 million. The Company believes that its minimum purchase requirements will be satisfied by its consumption of the services in the normal course of its business.
     The Company has entered into agreements to purchase minimum amounts of electricity and natural gas for its Texas facility. Total commitments under these agreements were $37.0 million at May 31, 2007. As of May 31, 2007, the Company’s commitment under these agreements extends through October 2007 for electricity and January 2008 for natural gas which will allow the Company’s Texas facility to operate without the threat of interruption caused by volatile energy prices during the summer months and the majority of the Gulf Coast hurricane season. The Company believes its purchase requirements will be satisfied by its consumption of these energy sources in the normal course of its business.
     The Company leases certain mobile and other equipment, office space and other items, which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases and short-term rentals amounted to $2.9 million in 2007, $1.7 million in 2006 and $2.0 million in 2005.
     Future estimated payments under these agreements as of May 31, 2007 are as follows (in thousands):

	Total	2008	2009	2010	2011	2012	After 2012

Processed gas supply contracts	$34,128	$6,107	$6,107	$6,108	$6,107	$6,108	$3,591
In-plant mill services	19,035	4,786	4,786	4,785	3,660	284	734
Short-term energy purchase obligations	37,025	37,025	—	—	—	—	—
Operating lease obligations	3,426	558	504	503	501	100	1,260

Total	$93,614	$48,476	$11,397	$11,396	$10,268	$6,492	$5,585

     5. Long-term Debt
          Long-term debt is comprised of the following (in thousands):

	May 31,
	2007	2006
Senior secured credit facility expiring in 2010	$—	$—
Senior notes due in 2013, interest rate 10.00%	300,000	300,000

	300,000	300,000
Less current maturities	—	—

	$300,000	$300,000

     On June 16, 2005, the Company entered into a senior secured revolving credit facility (the “Credit Facility”) which provided up to $150.0 million of available borrowings. On April 10, 2007, at the Company’s request, the Company and its lenders entered into the First Amendment to the Credit Facility (the ''Amendment’’) which reduced its borrowing capacity from $150.0 million to $75.0 million and increased the sub-limit for letters of credit from $25.0 million to $37.5 million. The terms of the Amendment are substantially identical to the Company’s original Credit Facility. Letters of credit in the amount of $3.2 million and $1.7 million were outstanding at May 31, 2007 and May 2006, respectively. Any outstanding letters of credit are deducted from the borrowing availability under the Credit Facility. Amounts drawn under the Credit Facility bear interest either at the LIBOR rate plus a margin of 1.00% to 1.75%, or at a base rate (which will be the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on the Company’s leverage ratio. The commitment fee calculated on the unused portion of the Credit Facility ranges from 0.25% to 0.5% per year based on the Company’s leverage ratio. The Credit Facility matures June 16, 2010 and may be terminated by the Company at any time. The Credit Facility is secured by security interests in all of the Company’s existing and future accounts and inventory, certain related personal property and in all of the equity interest in the Company’s present and future domestic subsidiaries and 66% of the equity interest in the Company’s present and future foreign subsidiaries. The Credit Facility contains covenants restricting, among other things, prepayment or redemption of the Company’s other debt, distributions, dividends, and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. The Company is required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. The amount borrowed under the Credit Facility will fluctuate based upon the Company’s cash flow and working capital needs.
     In addition, on July 6, 2005, the Company issued $300.0 million aggregate principal amount of 10% senior notes due July 15, 2013 in a private offering. On December 2, 2005, the Company completed the offer to exchange senior notes due 2013 (the “Senior Notes”), which are registered under the Securities Act of 1933, as amended, for the outstanding 10% senior notes due 2013 that were issued in a private offering. The terms of the registered notes are substantially identical to the Company’s previously outstanding senior notes. The Senior Notes are unsecured and will effectively be subordinated in right of payment to all of the Company’s existing and future senior secured debt, including borrowings under the Company’s Credit Facility The indenture governing the Senior Notes contains covenants limiting the Company’s ability and the ability of the Company’s subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem stock, make investments, sell assets, incur liens, enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of the Company’s assets or the assets of its subsidiaries. As of May 31, 2007, the Company was in compliance with all loan covenants.
     The Company used the net proceeds from $50.0 million of borrowings from the Credit Facility and the Senior Notes to pay a cash dividend of $341.1 million to TXI on July 6, 2005.

     The amount of interest paid was $30.5 million in 2007, $19.4 million in 2006 and $47.3 million in 2005. No interest was capitalized in 2007, 2006 or 2005.
     6. Stockholders’ Equity
     Preferred stock consists of 10,000,000 authorized shares, $.01 par value, none of which have been issued.
     On July 21, 2005, the Company adopted a stockholders rights plan (the “Rights Agreement”). Pursuant to the Rights Agreement, the Company declared a dividend of rights (the “Rights”) to purchase, upon the occurrence of certain events, one-half of one-thousandth of a share of the Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Stock”), for each outstanding share of common stock of the Company. Until the Rights become exercisable, all further issuances of common stock, including common stock issuable upon exercise of outstanding options, will include issuances of Rights. The Rights will be exercisable at $90.00 per one-half of one-thousandth of a share of Preferred Stock. The Rights will expire on July 29, 2015 unless extended or unless the Rights are earlier redeemed or exchanged by the Company.
     The Rights are not exercisable nor are they transferable apart from the common stock until the earlier of (a) the tenth day after such time as a person or group acquires beneficial ownership of 15% of the Common Stock of the Company or (b) the tenth business day (unless extended by the Company’s board of directors) after a person or group announces its intention to commence or commences a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the common stock. The earlier of these dates is referred to as the “Distribution Date.” As soon as practicable after the Distribution Date, separate right certificates will be issued and the Rights will become exercisable and transferable apart from the common stock.
     The Preferred Stock issuable upon exercise of the Rights will be non-redeemable and rank junior to any other series of the Company’s preferred stock that is outstanding. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend of $1.00 per share but will be entitled to receive, in the aggregate, a dividend of 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of $1,000 per share, plus accrued and unpaid dividends, or, in the aggregate, a liquidation payment equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock would be entitled to receive 1,000 times the amount received per share of Common Stock.
     Common stock, as adjusted for the 100% stock dividend distributed on September 1, 2006, consists of:

	May 31,
	2007	2006
	(in thousands)
Shares authorized	100,000	100,000
Shares outstanding	46,895	46,208
     On October 11, 2006, the Company’s board of directors approved a stock repurchase program authorizing the Company to repurchase up to $100 million of the Company’s common stock. Prior to any repurchase, the board must be advised and approve the terms of the proposed repurchase. The Company repurchased 213,800 shares of its common stock at a cost of $9.5 million and received 1,103 shares of its common stock upon the issuance of stock options in 2007 resulting in 214,903 treasury shares at May 31, 2007.
     On October 11, 2006, the Company’s board of directors initiated a quarterly cash dividend of $0.10 per common share. Dividends of $14.0 million were paid to stockholders during the fiscal year ended May 31, 2007.

     7. Stock Compensation Plans
     Prior to the spin-off, certain of the Company’s employees participated in TXI stock option plans which provided that non-qualified and incentive stock options to purchase TXI’s common stock could be granted to officers and key employees at an exercise price no less than market price on the date of grant. Outstanding options became exercisable in installments beginning one year after date of grant and expire ten years from the date of grant. TXI options totaling 95,900 were exercisable by Company employees and directors as of May 31, 2005 at a weighted-average option price of $33.23.
     TXI options that were vested at the distribution date of July 29, 2005 and held by individuals who became or were retained as employees of the Company in connection with the spin-off were cancelled and replaced with the new TXI stock options. The exercise price of each new TXI option was based upon the respective market values of the two companies at the time the spin-off was completed so that the aggregate exercise price of the new options, as well as the ratio of the per-share fair market value of the shares to the per-share exercise price of the new TXI options, were the same as the cancelled TXI options. All other terms of the new TXI options remained the same as the cancelled TXI options.
     TXI options that were unvested at the date of distribution and held by individuals who became or were retained as employees of the Company in connection with the spin-off were replaced with options to purchase shares of the Company’s common stock. The exercise price of each new option issued by the Company was based upon the respective market values of the two companies at the time the spin-off was completed so that the aggregate exercise price of the new options, as well as the ratio of the per-share fair market value of the shares to the per-share exercise price of the new options, remained the same as the cancelled TXI options. All other terms of the new Company options, were the same as the cancelled TXI options. On January 13, 2006, certain options originally issued pursuant to TXI’s 1993 Stock Option Plan were amended to conform the “change of control” provisions in such options with the terms of other options issued by the Company.
     On July 21, 2005, the Board of Directors and on July 22, 2005, TXI as the sole stockholder of the Company approved the Company’s Amended and Restated 2005 Omnibus Equity Compensation Plan (the ''2005 Plan’’) which provides for grants of stock-based awards, including non-qualified and incentive stock options, restricted stock, restricted stock units, performance shares, and performance units to non-employee directors, officers and key employees of the Company. On August 29, 2006, the Company’s stockholders ratified the 2005 Plan. The Chaparral Steel Company 2006 Omnibus Incentive Plan (the ''2006 Plan’’), as approved by stockholders, provides for grants of performance awards, annual incentive awards or a combination of such awards. Awards under the 2006 Plan for fiscal 2007 may be paid in cash, in shares of the common stock or both. Any shares of common stock used to settle awards will be issued under the 2005 Plan as ''Other Stock-Based Awards’’ and will count against the maximum number of shares that may be issued under the 2005 Plan. At May 31, 2007, a maximum of 6,447,260 shares of the Company’s common stock is available for issuance to participants under the 2005 plan.
     The fair value of each award is estimated as of the date of grant using the Black-Scholes options pricing model. The term of the options is ten years and the options vest in equal annual installments over five years. Outstanding options expire on various dates through April 11, 2017. Total compensation expense related to options recognized by the Company was $2.6 million for the year ended May 31, 2007.
     The following table summarizes the assumptions used to value the Company’s stock options for the three years ended May 31, 2007:

	2007	2006	2005
Weighted average grant date fair value	$23.72	$4.72	$11.93
Weighted average assumptions used
Expected volatility	51.52%	39.34%	38.50%
Expected lives	6.5 yrs	6.5 yrs	6.4 yrs
Risk-free interest rates	4.74%	4.06%	3.89%
Expected dividend yield	0.90%	—	1.00%

     The expected volatility for grants after December 31, 2005 were based on an analysis of historical volatility of the Company’s common stock. Due to the limited trading history of the Company’s common stock, the expected volatility for grants prior to January 1, 2006 and after July 28, 2005 were based on an analysis of the historical volatility of the common stocks of other companies in our industry. The expected volatility for grants prior to July 29, 2005 were based on an analysis of historical volatility of TXI’s common stock. Due to the Company’s limited history, expected lives of options granted after July 28, 2005 are determined based on the short-cut method. Expected lives of options granted prior to July 29, 2005 are determined based on TXI options. Risk-free interest rates are determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected life of the options. Expected dividend yields after July 28, 2005 are based on the approved annual dividend rate in effect and the market price of the Company’s common stock at the date of grant. Expected dividend yields prior to July 29, 2005 are based on the approved annual dividend rate in effect and the market price of TXI’s common stock at the date of grant.
     A summary of option activity related to the Company’s employees for the three years ended May 31, 2007, is presented below:

		Weighted-
	Shares Under	Average Option
	Option	Price
TXI options outstanding at May 31, 2004	1,899,172	$15.07
Granted	146,000	30.14
Exercised	(1,248,932)	(15.77)
Forfeited	(8,800)	(17.39)

TXI options outstanding at May 31, 2005	787,440	16.72
Exercised	(62,000)	(14.98)
Forfeited	(135,000)	17.21

Unvested TXI options outstanding at July 29, 2005	590,440	16.79
Adjustment in connection with the spin-off from TXI	1,771,984

Company options converted from TXI outstanding at July 29, 2005	2,362,424	4.20
Granted	1,227,426	10.08
Exercised	(539,180)	(3.99)
Stock appreciation right converted	32,012	3.31
Forfeited	(12,400)	(5.33)

Company options outstanding at May 31, 2006	3,070,282	6.57
Granted	213,147	45.57
Exercised	(928,562)	(5.17)
Forfeited	(36,240)	(6.39)

Company options outstanding at May 31, 2007	2,318,627	$10.72

Company options exercisable at May 31, 2007	329,602	$4.51

          The following table summarizes information about Company stock options held by the Company’s employees outstanding as of May 31, 2007:

	Range of Exercise Prices
	$2.675-$4.565	$6.045-$15.18	$38.791-$62.8633
Options outstanding:
Shares outstanding	725,590	1,379,890	213,147
Weighted-average remaining life in years	5.76	8.07	9.58
Weighted-average exercise price	$2.90	$9.45	$45.57
Options exercisable:
Shares exercisable	252,672	76,930	—
Weighted-average remaining life in years	5.63	8.09	—
Weighted-average exercise price	$2.98	$9.53	$—
          As of May 31, 2007, the aggregate intrinsic value (the difference in the market price of $73.18 of the Company’s common stock and the exercise price to be paid by the optionee) of stock options outstanding was $144.8 million. The aggregate intrinsic value of exercisable stock options at that date was $22.6 million. The total intrinsic value of options exercised (the difference in the market price of the Company’s common stock at the exercise date and the price paid by the optionee to exercise the option) was $41.6 million in 2007, $13.8 million in 2006, $14.4 million in 2005.
          As of May 31, 2007, the total future compensation cost related to previous grants of stock options to be recognized in the statement of operations following the adoption of SFAS 123(R) was $9.4 million over a weighted average of 1.9 years. The Company currently expects to recognize stock compensation expense of $2.9 million, $2.4 million, $2.2 million, $1.3 million and $0.6 million in 2008, 2009, 2010, 2011 and 2012, respectively related to these grants.
          The Company’s board of directors granted shares of restricted stock to the non-employee directors pursuant to the Company’s Amended and Restated 2005 Omnibus Equity Compensation Plan. These awards are consistent with the compensation package for non-employee directors previously approved on July 21, 2005 and October 11, 2006. The fair value of restricted stock grants is amortized over the vesting period using the straight-line method. The fair value of each restricted share on the date of grant is equal to its fair market price. Vesting is contingent upon the restricted stockholder remaining a director of the Company until the specified annual meeting of stockholders. Any shares of restricted stock awarded to a director which have not vested will be forfeited on the resignation or removal of the director. As of May 31, 2007, 39,666 shares of restricted stock awarded to non-employee directors were unvested. Total compensation expense recognized by the Company was $0.7 million, $0.4 million and none for the years ended May 31, 2007, 2006 and 2005, respectively.
          A summary of restricted stock activity related to the Company’s non-employee directors for the two years ended May 31, 2007, is presented below:

		Weighted-
		Average
	Shares	Grant Price
Outstanding at May 31, 2005	—	$—
Granted	62,000	15.83
Vested	—	—

Outstanding at May 31, 2006	62,000	15.83
Granted	9,666	38.79
Vested	(32,000)	(16.44)

Outstanding at May 31, 2007	39,666	$20.93

          Total unrecognized compensation cost related to non-vested restricted stock of $0.3 million is expected to be recognized over a weighted-average period of four months. Unvested restricted stock grants had a weighted-average contractual term of 6 months and an aggregate intrinsic value of $2.9 million as of May 31, 2007. During 2007, the fair value of restricted stock vested (the difference in the market price of the Company’s common stock at the vesting date and the price paid by the recipient) was $1.1 million.
          Total stock-based compensation expense recognized by the Company in selling, general and administrative expense was $2.9 million, $0.7 million and none for the years ended May 31, 2007, 2006 and 2005, respectively. Total stock-based compensation expense recognized by the Company in cost of sales was $0.9 million, none and none for the years ended May 31, 2007, 2006 and 2005, respectively. The income tax benefit realized from tax deductions associated with stock-based compensation expense totaled $0.9 million, $0.2 million and none for the years ended May 31, 2007, 2006 and 2005, respectively. The excess income tax benefit realized from tax deductions associated with stock-based compensation totaled $5.3 million, $2.3 million and $2.6 million for the years ended May 31, 2007, 2006 and 2005, respectively.

8.	Income Taxes
          The provisions for income taxes are composed of:

	2007	2006	2005
		(in thousands)
Current	$143,773	$81,469	$8,518
Deferred	(6,337)	741	33,572

	$137,436	$82,210	$42,090

          Reconciliation from income taxes at the federal statutory rate to the preceding provisions follows:

	2007	2006	2005
		(in thousands)
Taxes at statutory rate	$142,355	$83,771	$42,074
Qualified domestic production activities	(4,284)	(2,147)	—
State income taxes	2,877	938	8
Nontaxable interest	(3,661)	(674)	—
Other – net	149	322	8

	$137,436	$82,210	$42,090

          The components of the net deferred tax liability at May 31 are summarized below.

	2007	2006
	(in thousands)
Deferred tax assets:
Deferred compensation	$5,851	$5,220
Accrued expenses not currently tax deductible	2,732	2,812

Total deferred tax assets	8,583	8,032

Deferred tax liabilities:
Property, plant and equipment	137,288	144,660
Inventory costs	3,262	4,197
State income tax	3,249	729

Total deferred tax liabilities	143,799	149,586

Net deferred tax liability	135,216	141,554
Current deferred tax (asset) liability	1,351	(254)

Long-term deferred tax liability	$133,865	$141,808

          The Company made federal income tax payments of $141.5 million in 2007, $75.2 million in 2006 and $5.9 million in 2005. All federal income tax obligations that arise for the periods prior to the spin-off will be settled with TXI. On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”), became effective. Among other provisions, the Jobs Creation Act allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Company recorded deductions of $12.2 million in 2007 and $6.1 million in 2006 under these new provisions.
          As of May 31, 2007, the Company has $507.4 million in Virginia state net operating loss carryforwards that begin to expire in 2020. The Company also has Virginia state credits to offset future income tax liabilities of $41.9 million that begin to expire in 2018 and $10 million of credits that do not expire. The Company had net Virginia state deferred tax assets of $42.0 million at May 31, 2007 and $47.4 million at May 31, 2006. Because of the Company’s limited history of generating taxable income in Virginia, management currently cannot conclude that it is more likely than not that this net state deferred tax asset will be realized. Therefore, a valuation allowance has been recorded to fully reserve the amount of the net state deferred tax assets. However, if current levels of taxable income in Virginia are sustained in future periods, management may be able to conclude that a reduction in the valuation allowance is appropriate.
9.	Legal Proceedings and Contingent Liabilities
          The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal, automobile shredder residue (“ASR”) disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Although the Company believes that it has complied with such statutes and regulations, the impact of the ultimate resolution of these claims is not currently determinable or estimable. Based on its historical compliance and experience with environmental laws and regulations and the information currently available to it, the Company believes that such claims will not have a material impact on its consolidated financial condition or future results of operations. However, changes in federal and state laws, regulations and requirements or discovery of currently unknown conditions could require additional expenditures by the Company.
          The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business. In management’s judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.
          In connection with the Company’s spin-off from TXI, the Company entered into a separation and distribution agreement and a tax sharing and indemnification agreement with TXI. In these agreements, the Company has agreed to indemnify TXI and its related parties against, among other things, any liabilities arising out of the businesses, assets or liabilities transferred to the Company and any taxes imposed on TXI in connection with the spin-off that result from the Company’s breach of its covenants in the tax sharing and indemnification agreement. TXI has agreed to indemnify the Company and its related parties against, among other things, any liabilities arising out of the businesses, assets or liabilities retained by TXI and any taxes imposed on the Company in connection with the spin-off that result from TXI’s breach of its covenants in the tax sharing and indemnification agreement.
          The Company and TXI have made certain covenants to each other in connection with the spin-off that prohibit the Company and TXI from taking certain actions. Pursuant to these covenants: (1) the Company and TXI will, for a minimum of two years after the distribution date, continue the active conduct of the steel or cement business, respectively; (2) neither the Company nor TXI will repurchase its stock for two years following the distribution date of the spin-off except in certain circumstances permitted by the Internal Revenue Service (the ''IRS’’); (3) neither the Company nor TXI will take any actions inconsistent with the representations made in the separation and distribution agreement or in connection with the issuance by tax counsel of its legal opinion with respect to the spin-off; and (4) neither the Company nor TXI will take any other action that would result in or fail to take any action necessary to prevent any tax being imposed on the spin-off. Each of the Company and TXI may take actions inconsistent with these covenants if it obtains an unqualified opinion of counsel or a private letter ruling from the IRS that such actions will not cause the spin-off to become taxable. The Company has satisfied all of the requirements of such covenants applicable to the implementation of its stock repurchase program announced on October 11, 2006.
10.	Retirement Plans
          The Company’s employees participate in a defined contribution retirement plan. Prior to January 1, 2006, the Company contributed 2% of each employee’s eligible compensation and a variable contribution based on a predetermined formula established annually. After December 31, 2005, the Company contributes 100% of eligible contributions of up to 3% of employee compensation, and 50% of eligible contributions of the next 2% of employee compensation as defined by the plan. The amount of retirement expense charged to costs and expenses for this plan was $3.5 million in 2007, $2.9 million in 2006 and $2.5 million in 2005.
          On July 21, 2005, the Company’s board of directors approved the Chaparral Steel Company financial security plan (“FSP”) a non-qualified defined benefit plan providing death and retirement benefits to the Company’s executive and key managerial employees who are invited and elect to participate. The plan is contributory but not funded. Participants elect the amount of their base salary that is covered by the plan. Costs and associated assets and liabilities related to the Company’s employee participation are included in the accompanying consolidated financial statements. Amounts payable to participants are to be paid exclusively from the general assets of the Company and are otherwise unsecured. Life insurance contracts have been purchased that may be used to fund the FSP payments. These insurance contracts, recorded at their net cash surrender value, totaled $11.4 million at May 31, 2007 and $8.3 million at May 31, 2006, and are included in investments on the accompanying consolidated balance sheets. The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of each fiscal year. The weighted-average discount rate used was 5.85% in 2007 and 6.00% in 2006. Actuarial gains or losses are recognized when incurred. Prior to the spin-off, the Company’s executive and key managerial employees who were invited and elected to do so, participated in a series of TXI financial security plans which had terms and conditions similar to those of the FSP adopted by the Company.
          In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires employers to fully recognize the funded status of single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic costs. These requirements of SFAS No. 158 to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ended May 31, 2007. However, because actuarial gains or losses related to the FSP are recognized when incurred, adoption of SFAS No. 158 had no impact on the Company’s consolidated financial statements.
          The estimated future FSP benefit payments for each of the five succeeding years are $0.3 million, $0.5 million, $1.0 million, $1.0 million and $1.1 million and for the five-year period thereafter an aggregate of $6.7 million.
          The amount of FSP benefit expense was as follows:

	Year Ended May 31,
	2007	2006	2005
		(in thousands)
Service cost	$3,091	$884	$822
Interest cost	638	553	365
Recognized actuarial losses	910	105	583
Participant contributions	(295)	(265)	(231)

	$4,344	$1,277	$1,539

          The following provides a reconciliation of the FSP benefit obligation.

	Year Ended May 31,
	2007	2006
	(in thousands)
Change in projected benefit obligation
Benefit obligation at beginning of period	$8,347	$6,988
Service cost	3,091	884
Interest cost	638	553
Recognized actuarial losses	910	105
Benefits paid	(183)	(183)

Benefit obligation at end of period	$12,803	$8,347

11.	Incentive Plans
          All personnel employed by the Company as of May 31 and not subject to production-based incentive or 2006 Plan awards share in the pretax income of the Company for the year then ended based on predetermined formulas. The measurement period of such awards is one year. Certain executives are additionally covered under a three-year plan with respect to the fiscal year ending May 31, 2008. In August 2006, the Company’s executive officers relinquished their previous participation under the three-year plans with respect to fiscal years ending May 31, 2007 and 2008 and participated in performance awards under the 2006 Plan with respect to the fiscal year ending May 31, 2007. The new performance awards are payable in cash, shares of common stock or both and are being accrued over the respective vesting periods. Any additional awards will be subject to annual approval by the Company’s board of directors. Incentive compensation related to these plans is included in selling, general and administrative expense and was $20.9 million in 2007, $16.7 million in 2006 and $4.2 million in 2005.
12.	Condensed Consolidating Financial Information
          On July 6, 2005, Chaparral Steel Company (the “Parent Company”) issued $300.0 million principal amount of its 10% senior notes due July 15, 2013. All of the Parent Company’s consolidated domestic subsidiaries have guaranteed the 10% senior notes. The guarantees are full and unconditional and are joint and several. There are no significant restrictions on the Parent Company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary’s ability to obtain funds from the Parent Company or its direct or indirect subsidiaries. For periods prior to the quarter ended August 31, 2005, the Parent Company had no significant assets or operations independent of its investment in its subsidiaries.

          The following condensed consolidating balance sheets as of May 31, 2007 and May 31, 2006 and the condensed consolidating statements of operations and cash flows for the years then ended are provided for the Parent Company and all guarantor subsidiaries. The information has been presented as if the Parent Company accounted for its ownership of the guarantor subsidiaries using the equity method of accounting.

	Chaparral		Non-
	Steel	Guarantor	Guarantor	Eliminating
In thousands	Company	Subsidiaries	Subsidiaries	Entries	Consolidated
Condensed consolidating balance sheet as of May 31, 2007

Cash and cash equivalents	$34,346	$12,656	$—	$—	$47,002
Short-term investments	396,400	—	—	—	396,400
Accounts receivable-net		187,234	—	—	187,234
Intercompany receivables		512,030	—	(512,030)	—
Federal income tax receivable	3,305		—	—	3,305
Inventories	—	206,826	—	—	206,826
Prepaid expenses	693	4,490	—	—	5,183

Total current assets	434,744	923,236	—	(512,030)	845,950

Goodwill	—	85,166	—	—	85,166
Investments and deferred charges	18,611	—	—	—	18,611
Investments in subsidiaries	1,312,787	—	—	(1,312,787)	—
Property, plant and equipment — net	—	568,014	—	—	568,014

	$1,766,142	$1,576,416	$—	$(1,824,817)	$1,517,741

Trade accounts payable	$13	$74,782	$—	$—	$74,795
Intercompany payables	512,030	2,951	—	(512,030)	2,951
Accrued wages, taxes and other liabilities	17,035	44,395	—	—	61,430

Total current liabilities	529,078	122,128	—	(512,030)	139,176

Deferred income taxes and other credits	8,283	141,501	—	—	149,784
Long-term debt	300,000	—	—	—	300,000
Stockholders’ equity	928,781	1,312,787	—	(1,312,787)	928,781

	$1,766,142	$1,576,416	$—	$(1,824,817)	$1,517,741

	Chaparral		Non-
	Steel	Guarantor	Guarantor	Eliminating
In thousands	Company	Subsidiaries	Subsidiaries	Entries	Consolidated
Condensed consolidating balance sheet as of May 31, 2006

Cash and cash equivalents	$35,939	$6,644	$—	$—	$42,583
Short-term investments	164,000	—	—	—	164,000
Accounts receivable-net		159,721	—	—	159,721
Intercompany receivables		251,985	—	(251,985)	—
Federal income tax receivable	—		—	—	—
Inventories	—	159,803	—	—	159,803
Prepaid expenses and other current assets	173	7,292	—	—	7,465

Total current assets	200,112	585,445	—	(251,985)	533,572

Goodwill	—	85,166	—	—	85,166
Investments and deferred charges	16,807	—	—	—	16,807
Investments in subsidiaries	1,026,771	—	—	(1,026,771)	—
Property, plant and equipment — net	—	593,977	—	—	593,977

	$1,243,690	$1,264,588	$—	$(1,278,756)	$1,229,522

Trade accounts payable	$179	$49,800	$—	$—	$49,979
Intercompany payables	251,985	—	—	(251,985)	—
Accrued wages, taxes and other liabilities	17,620	37,772	—	—	55,392

Total current liabilities	269,784	87,572	—	(251,985)	105,371

Deferred income taxes and other credits	5,400	150,245	—	—	155,645
Long-term debt	300,000	—	—	—	300,000
Stockholders’ equity	668,506	1,026,771	—	(1,026,771)	668,506

	$1,243,690	$1,264,588	$—	$(1,278,756)	$1,229,522

	Chaparral		Non-
	Steel	Guarantor	Guarantor	Eliminating
In thousands	Company	Subsidiaries	Subsidiaries	Entries	Consolidated
Condensed consolidating statement of operations for the year ended May 31, 2007

Net sales	$—	$1,722,918	$—	$—	$1,722,918

Costs and expenses (income)
Cost of products sold	—	1,247,380	—	—	1,247,380
Selling, general and administrative	4,098	52,978	—	—	57,076
Interest	31,805	—	—	—	31,805
Other income, net	(12,461)	(7,612)	—	—	(20,073)

	23,442	1,292,746	—	—	1,316,188

Income (loss) before income taxes	(23,442)	430,172	—	—	406,730
Income taxes (benefit)	(12,561)	149,997	—	—	137,436

	(10,881)	280,175	—	—	269,294

Equity in earnings (loss) of subsidiaries	280,175	—	—	(280,175)	—

Net income (loss)	$269,294	$280,175	$—	$(280,175)	$269,294

Condensed consolidating statement of operations for the year ended May 31, 2006

Net sales	$—	$1,466,729	$—	$—	$1,466,729

Costs and expenses (income)
Cost of products sold	—	1,161,173	—	—	1,161,173
Selling, general and administrative	2,034	44,618	—	—	46,652
Interest	29,169	2,846	—	—	32,015
Other income, net	(3,441)	(9,016)	—	—	(12,457)

	27,762	1,199,621	—	—	1,227,383

Income (loss) before income taxes	(27,762)	267,108	—	—	239,346
Income taxes (benefit)	(10,227)	92,437	—	—	82,210

	(17,535)	174,671	—	—	157,136

Equity in earnings (loss) of subsidiaries	174,671	—	—	(174,671)	—

Net income (loss)	$157,136	$174,671	$—	$(174,671)	$157,136

	Chaparral		Non-
	Steel	Guarantor	Guarantor	Eliminating
In thousands	Company	Subsidiaries	Subsidiaries	Entries	Consolidated
Condensed consolidating statement of cash flows for the year ended May 31, 2007

Net cash provided (used) by operating activities	$(12,514)	$285,965	$—	$—	$273,451
Investing activities
Capital expenditures	—	(22,184)	—	—	(22,184)
Purchases of short-term investments	(14,235,695)	—	—	—	14,235,695
Sales of short-term investments	14,003,295	—	—	—	14,003,295
Intercompany advances	262,714	(262,714)	—	—	—
Other-net	(1,134)	208	—	—	(926)

Net cash provided (used) by investing activities	29,180	(284,690)	—	—	(255,510)

Financing activities
Issuance of common stock	4,748	—	—	—	4,748
Tax benefit from options and awards	520	4,738	—	—	5,258
Common dividends paid	(13,982)	—	—	—	(13,982)
Acquisitions of treasury stock	(9,546)	—	—	—	(9,546)

Net cash used by financing activities	(18,260)	4,738	—	—	(13,522)

Increase (decrease) in cash and cash equivalents	(1,594)	6,013	—	—	4,419
Cash and cash equivalents at at beginning of period	35,939	6,644	—	—	42,583

Cash and cash equivalents at end of period	$34,345	$12,657	$—	$—	$47,002

Condensed consolidating statement of cash flows for the year ended May 31, 2006

Net cash provided by operating activities	$(2,265)	$263,080	$—	$—	$260,815

Investing activities
Capital expenditures	—	(16,424)	—	—	(16,424)
Purchases of short-term investments	(3,162,385)	—	—	—	(3,162,385)
Sales of short-term investments	2,998,385	—	—	—	2,998,385
Intercompany advances	248,817	(248,817)	—	—	—
Other-net	(433)	(481)	—	—	(914)

Net cash provided (used) by investing activities	84,384	(265,722)	—	—	(181,338)

Financing activities
Long-term borrowings	350,000	—	—	—	350,000
Debt issuance costs	(9,500)	—	—	—	(9,500)
Debt retirements	(50,000)	—	—	—	(50,000)
Issuance of common stock	2,121	—	—	—	2,121
Tax benefit from options	2,337	—	—	—	2,337
Dividend paid to Texas Industries, Inc.	(341,139)	—	—	—	(341,139)

Net cash used by financing activities	(46,181)	—	—	—	(46,181)

Increase (decrease) in cash and cash equivalents	35,938	(2,642)	—	—	33,296
Cash and cash equivalents at at beginning of period	1	9,286	—	—	9,287

Cash and cash equivalents at end of period	$35,939	$6,644	$—	$—	$42,583

     13. Proposed Merger
     On April 25, 2007, the Company announced that its Board of Directors had initiated a review of strategic alternatives. The Company retained Goldman, Sachs & Co. to assist in the review. During the process, the Company considered a full range of possible alternatives including strategic partnerships, mergers, acquisitions, sale or recapitalizations.
     On July 10, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gerdau Ameristeel Corporation, a Canadian corporation (“Parent”), and GVC, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and for certain purposes, Gerdau, S.A., a Brazilian corporation (the “Guarantor”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, and as a result the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).
     Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of the Company (the “Common Stock”), other than (i) shares of Common Stock held by Parent or Merger Sub or any wholly owned subsidiary of Parent or Merger Sub, (ii) shares of Common Stock held in the treasury of the Company or by any wholly owned subsidiary of the Company and (iii) shares of Common Stock owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $86.00 in cash, without interest.
     The Merger Agreement has been approved by the sole stockholder of Merger Sub and has been unanimously approved by the board of directors of each of Parent and the Company and the Merger is subject to the approval of the Company’s stockholders. In addition, the Merger is subject to other customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of any other requisite governmental approvals. The Guarantor provided a guaranty in favor of the Company with respect to the performance by Parent and Merger Sub of their obligations under the Merger Agreement.
     The Merger Agreement contains certain termination rights for both the Company and Parent and further provides that, upon termination of the Merger Agreement under certain circumstances relating to competing business combination proposals, the Company may be obligated to pay to Parent a termination fee equal to $95 million. In addition, upon termination of the Merger Agreement under certain circumstances relating to the failure to obtain requisite governmental approvals under antitrust law, Parent may be obligated to pay to the Company a termination fee equal to $225 million.

     14. Quarterly Financial Information (Unaudited)

2007	Aug. 31	Nov. 30	Feb. 28	May 31
	(in thousands, except per share)
Net sales	$410,649	$403,377	$420,166	$488,726
Gross profit	103,881	115,193	113,221	143,243
Operating profit	96,709	108,846	101,350	131,630
Net income	59,087	67,467	62,535	80,205

Per share
Basic earnings
Net income	$1.28	$1.45	$1.34	$1.71

Dilutive earnings:
Net income	$1.23	$1.40	$1.29	$1.65

2006	Aug. 31	Nov. 30	Feb. 28	May 31
	(in thousands, except per share)
Net sales	$338,405	$348,130	$374,649	$405,545
Gross profit	41,211	64,883	95,399	104,063
Operating profit	35,074	59,490	82,052	94,745
Net income	17,751	34,003	49,244	56,138

Per share
Basic earnings
Net income	$0.39	$0.74	$1.07	$1.22

Dilutive earnings
Net income	$0.39	$0.72	$1.03	$1.16

Unaudited U.S. GAAP Pro Forma Combined Financial Statements Of The Company

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED BALANCE SHEET
As at June 30, 2007
(US$ in thousands)
(Unaudited)

					Pro forma
	Gerdau	Chaparral			Combined
	Ameristeel	Steel	Pro forma		after
	Corporation as of	Company as of	Combined		Acquisition of
	June 30, 2007	May 31, 2007	Adjustments	Note 3	Chaparral
ASSETS
Current Assets
Cash and short-term investments	$257,567	$443,402	$(475,105)	a)	$225,864
Accounts receivable	638,485	190,539	(425)	b)	828,599
Inventories	849,296	206,826	120,478	c)	1,176,600
Deferred tax assets	38,319	—	—		38,319
Other current assets	23,840	5,183	—		29,023
Total Current Assets	1,807,507	845,950	(355,052)		2,298,405

Investments in 50% Owned Joint Ventures	168,760	—	—		168,760
Property, Plant and Equipment, net	1,182,864	568,014	127,986	d)	1,878,864
Intangible assets	9,352	—	925,209	e)	934,561
Goodwill	255,202	85,166	2,667,860	f)	3,008,228
Deferred Financing Costs	11,214	—	32,801	g)	44,015
Other Assets	13,256	18,611	—		31,867

TOTAL ASSETS	$3,448,155	$1,517,741	$3,398,804		$8,364,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$337,162	$74,795	$(425)	b)	$411,532
Accrued salaries, wages and employee benefits	109,184	64,381	—		173,565
Current portion of long-term borrowings	123	—	1,150,000	h)	1,150,123
Other current liabilities	84,090	—	—		84,090

Total Current Liabilities	530,559	139,176	1,149,575		1,819,310

Long-term Borrowings, Less Current Portion	454,969	300,000	2,780,375	h)	3,535,344
Accrued Benefit Obligations	245,657	12,803	—		258,460
Deferred Tax Liabilities	49,492	133,866	397,635	i)	580,993
Minority Interest	32,302	—	—		32,302
Other Liabilities	67,344	3,115	—		70,459

TOTAL LIABILITIES	1,380,323	588,960	4,327,585		6,296,868

Shareholders’ Equity
Capital stock	1,017,839	472	(472)	j)	1,017,839
Additional paid-in capital		722,121	(722,121)	j)	—
Retained earnings	1,007,044	215,783	(215,783)	j)	1,007,044
Treasury stock		(9,595)	9,595	j)	—
Accumulated other comprehensive income	42,949				42,949

TOTAL SHAREHOLDERS’ EQUITY	2,067,832	928,781	(928,781)	j)	2,067,832

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,448,155	$1,517,741	$3,398,804		$8,364,700

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
For the Twelve Months ended December 31, 2006
(US$ in thousands)
(Unaudited)

	Gerdau	Chaparral			Pro forma
	Ameristeel	Steel			Combined
	Corporation	Company	Pro forma		after
	12 months ended	12 months ended	Combined		Acquisition of
	December 21, 2006	November 30, 2006	Adjustments	Note 4	Chaparral
NET SALES	$4,464,203	$1,594,220	(3,323)	a)	$6,055,100

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	3,610,812	1,126,377	51,891	a) and b)	4,789,080
Selling and administrative	191,778	54,477	—		246,255
Depreciation and amortization	142,984	49,307	108,665	c)	300,956
Other operating income, net	5,687	(10,111)	—		(4,424)

	3,951,261	1,220,050	160,556		5,331,867

INCOME FROM OPERATIONS	512,942	374,170	(163,879)		723,233

INCOME FROM 50% OWNED JOINT VENTURES	115,606	—	—		115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	628,548	374,170	(163,879)		838,839

OTHER EXPENSES
Interest, net	43,619	23,651	265,442	d)	332,712
Foreign exchange (gain) loss, net	1,135	—	—		1,135
Amortization of deferred financing costs	3,506	—	10,801	e)	14,307
Minority interest	2,713	—	—		2,713

	50,973	23,651	276,243		350,867

INCOME BEFORE INCOME TAXES	577,575	350,519	(440,122)		487,972

INCOME TAX EXPENSE	198,929	118,583	(162,369)	f)	155,143

NET INCOME	$378,646	$231,936	$(277,753)		$332,829

EARNINGS PER COMMON SHARE — BASIC — Note 5	$1.24				$1.09
EARNINGS PER COMMON SHARE — DILUTED — Note 5	$1.24				$1.09

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
For the Six Months ended June 30, 2007
(US$ in thousands)
(Unaudited)

	Gerdau	Chaparral			Pro forma
	Ameristeel	Steel			Combined
	Corporation	Company	Pro forma		after
	6 months ended	6 months ended	Combined		Acquisition of
	June 30, 2007	May 31, 2007	Adjustments	Note 4	Chaparral
NET SALES	$2,674,814	$908,892	$(987)	a)	$3,582,719

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	2,120,063	628,544	(18,051)	a) and b)	2,730,556
Selling and administrative	102,811	32,328	—		135,139
Depreciation and amortization	57,712	23,884	49,228	c)	130,824
Other operating income, net	(1,256)	(1,721)	—		(2,977)

	2,279,330	683,035	31,177		2,993,542

INCOME FROM OPERATIONS	395,484	225,857	(32,164)		589,177

INCOME FROM 50% OWNED JOINT VENTURES	32,029	—	—		32,029

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	427,513	225,857	(32,164)		621,206

OTHER EXPENSES
Interest, net	13,912	8,718	132,717	d)	155,347
Foreign exchange (gain) loss, net	(4,269)	—	—		(4,269)
Amortization of deferred financing costs	1,516	—	3,963	e)	5,479
Minority interest	9,886	—	—		9,886

	21,045	8,718	136,680		166,443

INCOME BEFORE INCOME TAXES	406,468	217,139	(168,844)		454,763

INCOME TAX EXPENSE	133,805	74,399	(63,216)	f)	144,988

NET INCOME	$272,663	$142,740	$(105,628)		$309,775

EARNINGS PER COMMON SHARE — BASIC — Note 5	$0.89				$1.01
EARNINGS PER COMMON SHARE — DILUTED — Note 5	$0.89				$1.01

GERDAU AMERISTEEL CORPORATION
Notes to Pro Forma Condensed Combined Financial Statements — (unaudited)
1. Basis of presentation
     The unaudited pro forma condensed combined balance sheet and statements of earnings have been prepared in accordance with accounting principles generally accepted in the United States and are consistent with those used in the Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Company”) financial statements as at and for the year end December 31, 2006 and give effect to the acquisition of Chaparral Steel Company (“Chaparral”).
     On July 10, 2007, Gerdau Ameristeel entered into a definitive merger agreement to acquire Chaparral Steel Company. The transaction was completed on September 14, 2007. Under the terms of the merger agreement, the Company paid $86.00 per share in cash for each share of Chaparral.
     The unaudited pro forma condensed combined balance sheet as at June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated balance sheet as at June 30, 2007 and the consolidated balance sheet of Chaparral as at May 31, 2007, and gives effect to the Company’s acquisition of Chaparral as if it had occurred on June 30, 2007.
     The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the year ended December 31, 2006 and (ii) Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the year ended May 31, 2006 and Chaparral’s consolidated statement of operations for the six month period ended November 30, 2006 less Chaparral’s consolidated statement of operations for the six month period ended November 30, 2005, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006.
     The unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the six months ended June 30, 2007 and (ii) Chaparral’s consolidated statement of operations for the six month period ended May 31, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the year ended May 31, 2007 less Chaparral’s consolidated statement of operations for the six month period ended November 30, 2006, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006.
     The financial statements of Chaparral used to prepare the pro forma condensed combined financial statements were prepared as described above for the purpose of the pro forma condensed combined financial statements and do not conform with the financial statements for Chaparral included elsewhere in this business acquisition report.
     The unaudited pro forma condensed combined financial statements have been prepared based upon currently available information and assumptions that are deemed appropriate. The unaudited pro forma condensed combined financial statements are for informational purposes only and are not necessarily indicative of either the financial position or the results of operations that would have been achieved had the transaction for which they give pro forma effect actually occurred on the dates referred to above, nor are such pro forma condensed combined financial statements necessarily indicative of the results of future operations. The unaudited pro forma condensed combined financial statements require the Company to make estimates and assumptions for which the actual results may differ and could have a material effect on the Company’s financial results and results of operations. In the opinion of management of Gerdau Ameristeel, these unaudited pro forma condensed combined financial statements include all adjustments necessary for a fair presentation.

2. Estimated purchase price allocation
     For purposes of preparing the pro forma condensed combined financial statements, the $4.3 billion purchase price has been allocated based on the following preliminary estimates of the fair values of assets acquired and liabilities assumed at the closing date. These estimates may be adjusted based upon the results of the final valuation, which is expected to be completed within 12 months after the completion of the acquisition (in US$ thousands):

Current assets	$966,429
Property, plant and equipment	696,000
Intangible assets	925,209
Other long-term assets	96,577
Current liabilities	(139,176)
Long-term liabilities	(877,794)

Net fair market value	1,667,245
Goodwill	2,667,860

Total consideration allocated	$4,335,105

Purchase consideration and costs:
Fair value of common stock acquired	$4,227,105
Estimate closing cost and fees	108,000

$4,335,105

3. Pro forma combined adjustments
     The pro forma combined adjustments column in the pro forma condensed combined balance sheet reflects the following pro forma adjustments:
     Cash and short-term investments
a)	Adjustments to reflect the portion of the acquisition cost that was assumed to be paid by using cash on hand by the Company (in US$ thousands):

Acquisition Cost	$(4,335,105)
Debt incurred	3,900,000
Financing fees	(40,000)

$(475,105)

     Accounts receivable and accounts payable
b)	Elimination of a receivable recorded by Chaparral and a payable recorded by the Company resulting from normal business transactions between the companies.
     Inventory
c)	Adjustment to reflect the impact of the transition from the LIFO basis of valuation of inventory to a preliminary estimated fair value of the inventory. The fair value of finished goods and semi-finished goods were based on selling prices of the products less selling costs and a reasonable profit margin as required under purchase price accounting. The fair value of raw materials was based on its replacement cost.
     Property, plant and equipment
d)	Amount required to increase the historical cost basis of Chaparral’s property, plant and equipment to the estimated fair value of the assets. This pro forma adjustment may later be revised based upon the results of the final valuation which is expected to be completed within 12 months of the closing of the acquisition.

     Intangible assets
e)	Amount to reflect approximately $925 million of acquired finite-lived intangible assets. These finite-lived intangible assets are expected to be amortized over periods ranging from 1.5 months to 20 years using an amortization method which reflects the economic benefit of the intangible asset. These estimates may be adjusted based upon the results of the final valuation, which is expected to be completed within 12 months after the completion of the acquisition.
For purposes of preparing the pro forma condensed combined financial statements the purchase price has been allocated to finite-lived intangible assets as follows:
•	$892 million to customer relationships;

•	$10 million to the order backlog;

•	$21 million to patented technology; and

•	$2 million to internally developed software.
     Goodwill
f)	The $2.7 billion estimated excess of the purchase price over the amounts assigned to acquired assets and liabilities, and any acquired identifiable intangible assets that cannot be recognized apart from goodwill, has been recorded as goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized.
     Deferred financing costs
g)	An adjustment has been made to reflect the estimated $40 million of deferred financing charges on the acquisition financing that will be amortized following the effective interest method, net of the write-off of $7.2 million deferred financing charges related to Chaparral’s $300 million long-term debt.
     Long-term debt
h)	The amount to reflect the long-term debt incurred in connection with the transaction and the fair value of the Chaparral bond (in US$ thousands):

Bridge Loan Facility	$1,150,000
Term Loan Facility	2,750,000
Fair value adjustment of Chaparral’s bond	30,375

3,930,375
Less current portion of long term-debt	(1,150,000)

Long-term debt adjustment	$2,780,375

The Bridge Loan Facility matures 90 days from closing (with an option to extend for a further 90 days) and the Term Loan Facility has tranches maturing 5 and 6 years from the closing. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Bridge Loan Facility and the Term Loan Facility are not secured by assets of Gerdau Ameristeel or its subsidiaries. The loan facilities will bear interest at a per annum rate of LIBOR plus an applicable margin.
     Deferred income taxes
i)	To reflect the deferred income tax effect of the fair value adjustments of net assets acquired.
     Equity
j)	Adjustment to reflect the elimination of the historical Chaparral equity.

4. Acquisition adjustments to pro forma condensed combined statement of earnings
     The pro forma combined adjustments column on the condensed combined statements of earnings reflects the following pro forma adjustments:
     Net sales
a)	Elimination of transactions between the Company and Chaparral.
     Cost of sales
b)	Adjustment to reflect the impact of the transition from the LIFO basis of valuation of inventory to weighted average basis of valuation used by the Company. In addition, the impact of the fair value adjustment of the inventory as described in note 3c) and the elimination of the transactions between the Company and Chaparral are also reflected.
     Depreciation and amortization
c)	To reflect depreciation and amortization of fixed assets and finite-lived intangibles assets. Depreciation and amortization expense would have been increased $49 million for the six months ended June 30, 2007, and $108.7 million for the year ended December 31, 2006 in comparison to the historical cost basis used by Chaparral for these periods.
     Interest, net
d)	Includes the interest expense of the new financing arrangements net of reversal of deferred financing charges on Chaparral’s bond, as follows (in US$ thousands):

	12 months ended	6 months ended
	December 31, 2006	June 30, 2007
Bridge Loan Facility — LIBOR + 0.80%	$75,669	$37,834
Term Loan Facility — LIBOR + 1.00% to 1.25%	191,094	95,547
Deferred financing charges on Chaparral’s long term debt write off	(1,321)	(664)

Net effect	$265,442	$132,717

     The effect on interest expense of a 1/8% variance in interest rates is estimated to be $4.9 million per year.
     Amortization of deferred financing costs
e)	Amortization of the deferred financing charges of the new financing arrangements using the effective interest method over the term of the debt.
     Income tax expense
f)	To reflect the income tax provision on the pro forma adjustments, based on statutory rates of the respective entities.

5. Earnings per Share
     The following table identifies the components of basic and diluted earnings per share (in US$ thousands except per share data):

	12 months ended 31/12/2006		6 months ended 6/30/2007
		Pro forma		Pro forma
		Combined		Combined
	Gerdau	after	Gerdau	after
	Ameristeel	Acquisition of	Ameristeel	Acquisition of
	Corporation	Chaparral	Corporation	Chaparral
Basic earnings per share:
Basic net earnings	$378,646	$332,829	$272,663	$309,775

Average shares outstanding	304,992,828	304,992,828	305,278,224	305,278,224

Basic net earnings per share	$1.24	$1.09	$0.89	$1.01

Diluted earnings per share:
Diluted net earnings	$378,646	$332,829	$272,663	$309,775

Diluted average shares outstanding:
Average shares outstanding	304,992,828	304,992,828	305,278,224	305,278,224
Dilutive effect of stock options	936,484	936,484	998,498	998,498

	305,929,312	305,929,312	306,276,722	306,276,722

Diluted net earnings per share	$1.24	$1.09	$0.89	$1.01